Exhibit I

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY CORPORATION ANNOUNCES OFFERING OF
$300 MILLION OF SENIOR UNSECURED NOTES DUE 2020 TO FUND
CASH TENDER OFFER FOR OUTSTANDING
8.875% SENIOR NOTES DUE 2011
Hamilton, Bermuda, January 13, 2010 — Teekay Corporation (“Teekay”) (NYSE: TK) announced today its commencement of a public offering of $300 million aggregate principal amount of senior unsecured notes due 2020 (the “New Notes”).
Teekay intends to use a majority of the net offering proceeds to repurchase its outstanding 8.875% Senior Notes due 2011 (the “2011 Notes”) pursuant to a cash tender offer and consent solicitation (the “Tender Offer”) it commenced on January 12, 2010 for all of the 2011 Notes. Teekay intends to use the remaining net proceeds to repay a portion of outstanding debt under one of its revolving credit facilities. The Tender Offer is being made on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated January 12, 2010 and related Letter of Transmittal. As of December 31, 2009, $176.6 million aggregate principal amount of the 2011 Notes was outstanding.
The joint book running managers for the New Notes offering are J.P. Morgan, Citi and Deutsche Bank Securities. The co-managers for the New Notes Offering are BNP PARIBAS, DnB NOR Markets, ING Wholesale and Scotia Capital.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus.
When available, copies of the prospectus related to the New Notes offering may be obtained from J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11425, Attention: Prospectus Library (Tel: 718-242-8002 or 866-430-0686); Citi, Attn: Prospectus Dept., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY, 11220, Tel: (800) 831-9146; or Deutsche Bank Securities Inc., 100 Plaza One, Jersey City, NJ 07311, Attention: Prospectus Department, Telephone: (800) 503-4611.
The total consideration for the Tender Offer will be up to $1,078 per $1,000 principal amount of the Notes, including a tender offer premium of $60 and, for early tenders, a consent payment of $18. The total consideration will only be paid to holders that validly tender and do not validly withdraw their tenders prior to 5:00 p.m., New York City time, on January 26, 2010. The Tender Offer is scheduled to expire at 11:59 p.m. New York City time, on February 9, 2010.
The Tender Offer is subject to the satisfaction of certain conditions, including Teekay’s issuing indebtedness having an aggregate principal amount of at least $300 million in one or more debt financings on terms reasonably satisfactory to Teekay and Teekay’s receipt of valid tenders and consents from holders of a majority in aggregate principal amount of the 2011 Notes.
The dealer manager for the Tender Offer is J.P. Morgan. The information agent for the Tender Offer is Global Bondholder Services.

About Teekay
Teekay Corporation transports more than 10% of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK). With a fleet of 158 vessels, offices in 16 countries and approximately 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them link their upstream energy production to their downstream processing operations.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK.”
The statements in this news release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
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